UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 8TH, 2023.

1. Date, Time and Place: On May 8th, 2023, at 09:00 a.m, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the internal rules of the Board and the meeting has had the presence of all the members of the Company's Board of Directors: Messrs. Oscar de Paula Bernardes Neto – Chairman of the Board of Directors, José Guimarães Monforte – Vice-Chairman of the Board of Directors, Andiara Pedroso Pettterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porcíuncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

3. Conduction of the Meeting: Chairman: Oscar de Paula Bernardes Neto; Secretary: Aline Pacheco Pelucio.

4. Agenda: Analysis and election of the members of the Advisory Committees of the Company's Board of Directors.

5. Resolutions: The members of the Board of Directors discussed and decided on the following:

5.1       Analysis and election of the members of the Advisory Committees of the Company's Board of Directors:

Considering that the term of office of the Members of the Company's Board of Directors begins today, May 8, 2023, having them been elected by the Company's Ordinary and Extraordinary General Meeting, held on April 27, 2023, having an unified term of office, up to the Ordinary General Shareholders´ Meeting approving the accounts for the 2024 fiscal year.

The Members of the Board of Directors decided, unanimously and without reservations, on the election of the composition of the Advisory Committees of the Company's Board of Directors, as follows:

(a) People and Culture Committee: (i) Leila Abraham Loria, as Coordinator; (ii) Andiara Pedroso Petterle, as a member; and (iii) Júlio Cesar de Queiroz Campos, as a member;

(b) Corporate Governance and Sustainability Committee: (i) José Guimarães Monforte, as coordinator; (ii) Leonardo Porciuncula Gomes Pereira; and (iii) Leila Abraham Loria.

(c) Financial Committee: (i) Leonardo Porcíuncula Gomes Pereira, as coordinator; (ii) Philippe Alarcon, as a member; (iii) José Guimarães Monforte, as a member; and (iv) Júlio Cesar de Queiroz Campos.

(d) Audit Committee: (i) Luiz Nelson Guedes de Carvalho, as coordinator and financial and accounting specialist; (ii) Andiara Pedroso Petterle, as a member; (iii) Heraldo Oliveira, as an external expert; and (iv) Guillermo Braunbeck, as an external expert.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed, and these minutes were read and agreed. Rio de Janeiro, May 8th, 2023. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Pettterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porcíuncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

Rio de Janeiro, May 8th, 2023.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.